

November 3, 2014

<u>Via E-mail</u>
Paul A. Chrisco
Executive Vice President and Chief Financial Officer
Community Bank Shares of Indiana, Inc.
101 West Spring Street
New Albany, Indiana 47150

> **Re:** **Community Bank Shares of Indiana, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 31, 2014**
> **File No. 000-25766**

Dear Mr. Chrisco:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Todd K. Schiffman

Todd K. Schiffman
Assistant Director

cc.   <u>Via E-mail</u>
        J. David Smith, Jr.
        Stoll Keenon Ogden PLLC